Exhibit 99.114

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in the Annual Information Form dated April 1, 2019 and to the use of our report dated March 27, 2018 with respect to the consolidated financial statements of Prometic Life Sciences Inc. as at December 31, 2017 and 2016 and for the years then ended, included as exhibits in this Registration Statement (form 40-F) for the registration of its common stock.

/s/ Ernst & Young LLP

Montréal, Canada

November 12, 2019